China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
Tel: 86-755-82420906
Fax: 86-755-82407371

November 9, 2006

Mr. David H. Roberts
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Pre-Effective Amendment No. 1
to the Registration Statement on Form S-1
Filed November 7, 2006, File No. 333-138166

Dear Mr. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Security & Surveillance Technology, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on November 13, 2006, or as soon thereafter as practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Very truly yours,

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Terence Yap
             Terence Yap
             Vice Chairman